Exhibit 99.1

Cenovus releases Weyburn site assessment findings

Scientists confirm CO2 used in oil production remains underground

CALGARY, Alberta (November 29, 2011) – Third-party research has confirmed that the carbon dioxide (CO2) Cenovus Energy Inc. (TSX, NYSE: CVE) uses for enhanced oil recovery at its Weyburn operation is not linked to CO2 concentrations in the soil at a nearby property.

“These results provide complete assurance to landowners and the public that the CO2 we’re injecting about 1.5 kilometres below the ground is staying put and that our Weyburn operation is safe,” said Brad Small, Cenovus Vice-President, Oil & Natural Gas, Saskatchewan.

Cenovus, which operates the Weyburn Unit on behalf of 23 other partners, made a commitment to the Saskatchewan Ministry of Energy and Resources to evaluate whether CO2 in the soil and other reported issues at a nearby property were a result of its operations. Several third-party specialists were contracted to conduct a site assessment.

“Our findings indicate that there is absolutely no way CO2 in the soil at the property in question originated from Cenovus’s operation in Weyburn,” said Court Sandau, PhD in analytical chemistry, founder of ChemistryMatters and lead scientist for the site assessment. “Using isotope dating, we can differentiate between ‘young’ and ‘old’ carbon samples. The CO2 that Cenovus injects comes from coal deposits, which were formed millions of years ago. Our findings assert that the CO2 present at the property was formed recently and is attributed to natural soil respiration processes.”

Findings of the comprehensive assessment confirm:

•                  there is no presence of CO2 from Cenovus’s Weyburn operation in either the soil or wetlands of the property;

•                  there are no detectable hydrocarbons present in the surface water at the property; and

•                  there are no integrity issues with the Cenovus-operated wells and infrastructure located on the property.

“We always take landowner concerns about our operations seriously and we felt it was important to commission this additional study to address this concern,” said Small. “We are proud of the work that our Weyburn team has done and their efforts to ensure we are a good neighbour. We look forward to being a member of that community for many years to come.”

The scope of the assessment included the evaluation of gas concentrations in the soil at both the property and a control site; characterization of the CO2 that Cenovus injects and the CO2 found in the soil; surface and groundwater testing, and integrity inspection of the oilfield infrastructure in the area. The full reports are available at www.cenovus.com.

“We did not detect any hydrocarbons when conducting surface water sampling,” said Sandau. “Cyanobacteria and phytoplankton were detected, which are common to relatively stagnant water bodies in southern Saskatchewan and are known to cause a ‘sheen’ on water surfaces, similar to what was initially reported on the water body.”

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Cenovus also added a frog habitat and wetland evaluation after northern leopard frogs were found in the study area.

“Frogs are sensitive to low levels of contamination. Their presence in the area is a strong indicator that a healthy ecosystem is present,” said Sandau.

CO2 has been injected at the Weyburn Unit since 2000. When CO2 contacts oil at high pressure, it makes the oil thinner and causes it to swell, making it easier for the oil to flow to producing wells. The CO2 that is pumped out with the oil is then recycled.

Weyburn is one of Canada’s largest enhanced oil recovery operations and the site of the largest geological greenhouse gas (GHG) storage project in the world. There are currently more than 17 million tonnes of CO2 stored at the Weyburn site.  Scientists from 30 countries working under the International Energy Agency GHG Weyburn-Midale CO2 Monitoring & Storage research project, an international program led by the Petroleum Technology Research Centre, have been studying the project for a decade. Their past research indicates that the CO2 is remaining underground.

Media Availability Today

10 a.m. Mountain Time

Cenovus will host a media availability today, November 29, 2011 starting at 10 a.m. MST at Cenovus’s office at 421 7 Ave SW, Calgary, AB. For those unable to attend in person, a phone-in option is available. To participate, call 1-888-231-8191 (toll-free) and enter conference identification number 30694014 approximately 10 minutes prior to the conference call.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $27 billion. For more information, visit www.cenovus.com.

CENOVUS CONTACTS:

Rhona DelFrari

Manager, Media Relations

403-766-4740

Jessica Wilkinson

Media Relations Advisor

403-766-8990

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